FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 3R5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of
Certain Officers; Compensatory Arrangements of Certain Officers

On November 8, 2011, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing the departure of three senior executives: Malcolm Kirk, Executive Vice President, Digital, Ed Brouwer, Chief Information Officer and Scott Anderson, Senior Vice President Digital Content Strategy and Managing Director of canada.com.

In a related change also announced today, Doug Lamb’s responsibilities as EVP and Chief Financial Officer have been expanded to include Postmedia’s Business Technology Group.

In July 2011, Wayne Parrish’s role was expanded to Chief Transformation and Revenue Officer and includes all revenue generating areas of Postmedia’s business operations including digital operations, sales and business ventures. Postmedia’s Digital group will continue to report through Mr. Parrish.

A copy of the registrant’s press release is hereby furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report on Form 6-K, including Exhibit 99.1, shall not be deemed "filed" with the Securities and Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specified otherwise.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits

The following exhibit is included with this Report and is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended:

Exhibit 99.1  Press Release, dated November 8, 2011 announcing organizational changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	November 8, 2011

EXHIBIT INDEX

99.1      Press Release, dated November 8, 2011.